UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated March 8, 2024, announcing a ruling received from a Ukrainian Court relating to the seizure of certain corporate rights of the registrant's Ukrainian subsidiaries.

Istanbul, March 8, 2024

Announcement Regarding a Ruling Received from Ukrainian Court

Our Company has been informed through its Ukrainian subsidiary that they have received an official ruling from a Ukrainian court on March 5, 2024, ordering the seizure of 19.8% of the corporate rights of lifecell LLC, and 100% of the corporate rights of Ukrtower LLC and Paycell LLC, within the criminal proceedings related to suspicions involving Mikhail Fridman.

We would like to emphasize that we believe that the aforementioned person has no control or influence over our Ukrainian subsidiaries. This ruling has not had any significant impact on the daily operations of these Ukrainian subsidiaries.

An appeal to the related court submitted on March 7, 2024 with an aim to cancel the seizures and our subsidiaries vigorously contest this decision.

Completion of conditions precedent, including this ruling being lifted, for closing regarding the sale of Ukrainian assets to NJJ Capital, announced on December 29, 2023 and January 30, 2024, are continuing.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 8, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 8, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer